UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


    FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.


Commission File Number    000-27881

    AS-IP Tech Inc.
(Exact name of registrant as specified in its charter)

1/15 Castles Drive, Torquay, Victoria, 3228, Australia T: (424) 888 2212 (Address, including zip code, and telephone number, including area code, of registrants principal executive offices)

Common Stock, par value $0.0001 per share
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	[ ]
Rule 12g-4(a)(2)	[x]
Rule 12h-3(b)(1)(i)	[x]
Rule 12h-3(b)(1)(ii)	[ ]
Rule 15d-6		[ ]
Rule 15d-22(b)		[ ]

Approximate number of holders of record as of the certification or notice
date:	388


Pursuant to the requirements of the Securities Exchange Act of 1934 (Name of registrant as specified in charter) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

By:     /s/ Philip Shiels
Name:   Philip Shiels
Title:  Chief Financial Officer
Date:   August 23, 2023